Exhibit 99.2

B2GOLD CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2015

(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 11, 2015 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2015 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2014. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

B2Gold Corp. is a Vancouver-based gold producer with four operating mines - two in Nicaragua, one in the Philippines and one in Namibia. In addition, the Company has advanced development and exploration projects in Mali, Colombia, Burkina Faso and Nicaragua. The Company currently operates the La Libertad Mine and the Limon Mine in Nicaragua, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, which achieved commercial production one month ahead of schedule on February 28, 2015. The Company has an effective 90% interest in the Fekola Project in Mali, an effective 81% interest in the Kiaka Project in Burkina Faso, a 49% interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company also has a 51% interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest and an option to acquire a 60% interest in a joint venture in Chile with Arena Minerals Inc.

Consolidated gold production in the second quarter of 2015 was another quarterly record of 121,566 ounces, representing an increase of 42% over the same period last year and 3,437 ounces above budget. The increased gold production over the second quarter of 2014 was primarily attributable to the continued strong ramp-up in production at the new Otjikoto Mine, as well as increased production from both the Masbate and Limon mines. Consolidated cash operating costs (refer to “Non-IFRS Measures”) were $677 per ounce of gold for the second quarter of 2015, which was $71 per ounce lower than budget and $43 per ounce lower than the second quarter of 2014. The reduction in consolidated budgeted operating cash costs per ounce reflects inclusion of the first full quarter of commercial production at the Otjikoto Mine, including the benefit of a weakening Namibia/USD exchange rate, lower fuel and energy costs across all operations and better than expected mill throughput and recoveries at the Masbate Mine.

Consolidated gold production for the six months ended June 30, 2015 was a record 237,425 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 30% over the same period in 2014 and 4,191 ounces greater than budget. On February 28, 2015, the new Otjikoto Mine in Namibia achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014. For accounting purposes, gold revenue earned and related production costs from the sale of pre-commercial production were credited to Otjikoto’s mineral property development costs. As previously reported, 2015 consolidated gold production is anticipated to be weighted to the second-half of the year, due to a number of factors including the continued ramp-up of gold production at the Otjikoto Mine as well as higher budgeted grades at all operations in the latter half of the year. The Company is on track to meet its 2015 annual production guidance. Consolidated cash operating costs were $688 per ounce of gold for the six months ended June 30, 2015, which was $62 per ounce lower than budget but $13 per ounce higher than the six months ended June 30, 2014. The reduction in budgeted consolidated operating cash costs for the six month period ended June 30, 2015 was driven by similar factors to those noted for the quarter ended June 30, 2015.

On May 20, 2015, the Company signed a credit agreement with a syndicate of international banks for a new Revolving Credit Facility (the “New RCF”) for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date. HSBC, as Sole Lead Arranger and Sole Bookrunner, will act as the Administrative Agent. The syndicate includes The Bank of Nova Scotia, Société Générale and ING Bank N.V, as Mandated Lead Arrangers.

Upon closing, an initial drawdown of $150 million was made under the new RCF which was used to repay the cumulative amount drawn under the Company’s existing $200 million Revolving Credit Facility (the “Old RCF”). Further drawdowns on the New RCF will be utilized for general corporate purposes.

On June 11, 2015, the Company announced the results of an optimized Feasibility Study for the Fekola Project in Mali which confirmed the Fekola Project’s robust economics. The full Feasibility Study was published on July 24, 2015.

The Company is projecting another record year for gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold (including pre-commercial production from Otjikoto), an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 and $660 per ounce, compared to $680 per ounce in 2014. The Company’s consolidated all-in sustaining costs (refer to “Non-IFRS Measures”) are expected to be in a range of $950 and $1,025 per ounce for 2015. The substantial increase in the Company’s forecast consolidated gold production and reduction in forecast consolidated cash operating costs per ounce reflect the positive impact of lower operating costs at the Company’s mines and new production from the Company’s low-cost Otjikoto Mine. For the second-half of 2015, consolidated gold production is expected to be in the range of 275,000 to 295,000 ounces.

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results

	Three months ended June 30 (unaudited)		Six months ended June 30 (unaudited)
	2015	2014	2015	2014

Gold revenue(2) ($ in thousands)	136,506	120,258	275,398	249,278

Gold sold, excluding Otjikoto pre-commercial production results (ounces)	114,423	93,330	229,222	192,325
Average realized gold price(2) ($/ounce)	1,193	1,289	1,201	1,296
Gold sold, total including Otjikoto pre-commercial production results (ounces)	114,423	93,330	247,688	192,325
Gold produced, excluding Otjikoto pre-commercial production results (ounces)	121,566	85,704	218,610	182,007
Gold produced, total including Otjikoto pre-commercial production results (ounces)	121,566	85,704	237,425	182,007
Cash operating costs(1)(2) ($/ounce gold)	677	720	688	675

Total cash costs(1)(2) ($/ounce gold)	725	766	737	720

Adjusted net (loss) income (1)(2))(3) ($ in thousands)	(1,391)	2,134	9,517	19,306

Adjusted (loss) earnings per share (1)(2)(3) – basic ($)	(0.00)	0.00	0.01	0.03

Net loss ($ in thousands)	(22,784)	(11,529)	(16,443)	(35,507)

Loss per share – basic and dilutive (3) ($/share)	(0.02)	(0.02)	(0.02)	(0.05)

Cash flows from operating activities ($ in thousands)	34,315	24,013	92,978	42,427

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)	Includes the results from the Otjikoto Mine from March 1, 2015.
(3)	Attributable to the shareholders of the Company.

Second quarter 2015 and 2014

Revenue

Gold revenue in the second quarter of 2015 was $136.5 million on sales of 114,423 ounces at an average price of $1,193 per ounce compared to $120.3 million on sales of 93,330 ounces at an average price of $1,289 per ounce in the second quarter of 2014. The 14% increase in gold revenue was mainly attributable to an approximately 22% increase in gold sales volume, partially offset by an approximately 8% decline in the average realized gold price.

In the second quarter of 2015, the Masbate Mine accounted for $41.2 million (Q2 2014 - $48.3 million) of gold revenue from the sale of 34,600 ounces (Q2 2014 – 37,600 ounces), the Libertad Mine accounted for $31.7 million (Q2 2014 - $52.6 million) of gold revenue from the sale of 26,574 ounces (Q2 2014 – 40,730 ounces) while $19.1 million (Q2 2014 - $19.4 million) was contributed by the Limon Mine from the sale of 16,000 ounces (Q2 2014 – 15,000 ounces). The Otjikoto Mine accounted for $44.6 million of gold revenue from the sale of 37,249 ounces in the second quarter of 2015 which was its first full quarter subsequent to reaching commercial production on February 28, 2015.

Production and operating costs

Consolidated gold production in the second quarter of 2015 was another quarterly record of 121,566 ounces, representing an increase of 42% over the same period last year and 3,437 ounces above budget. The increased gold production was primarily attributable to the continued strong ramp-up in production at the new Otjikoto Mine, as well as increased production from both the Masbate and Limon mines. On February 28, 2015, the new Otjikoto Mine in Namibia achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014.

In the second quarter of 2015, consolidated cash operating costs were $677 per ounce, $71 per ounce or 9% below budget and $43 per ounce or 6% below the second quarter of 2014. The favourable variances against budget and prior year actual costs reflect the continued ramp up of the low-cost Otjikoto Mine, including the benefit of a weakening Namibian/USD exchange rate, lower fuel and energy costs across all operations, other consumables cost savings and higher than budgeted throughput and recoveries at the Masbate Mine during the quarter. These were partially offset by higher cash operating costs at the Libertad Mine due to lower than budgeted production in the second quarter of 2015. Refer to “Review of mining operations and development projects” for mine specific details. All-in sustaining cash costs for the second quarter of 2015 were $1,056 per ounce compared to $1,391 per ounce for the second quarter of 2014.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $35.0 million in the second quarter of 2015 compared to $28.4 million in the same period in 2014. The increase in depreciation expense was mainly due to a 22% increase in the gold ounces sold. The depreciation charge per ounce of gold sold was $306 per ounce compared to $304 per ounce for the same period in 2014.

Other

General and administrative costs (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia, the Volta office in Toronto, and the Company’s Australian and other offshore subsidiaries. G&A decreased in the second quarter of 2015 compared to the comparable period in the prior year by approximately $2.7 million to $10.4 million. The decrease primarily relates to the timing of management bonuses (in 2014, $3.8 million were paid in the second quarter, while in 2015, they were paid in the first quarter) and a general reduction of $1 million in Canadian head office costs. These savings were partially offset by the inclusion of $1.5 million of Windhoek office G&A following the commencement of commercial production at the Otjikoto Mine.

Share-based payment expense for the second quarter of 2015 decreased by $3.7 million to $3.6 million. In the second quarter of 2014, 750,000 shares were issued from the incentive trust resulting in a share-based payment expense of $2.7 million. No incentive shares were issued in the second quarter of 2015.

The Company’s results for the second quarter of 2015 included a non-cash loss of $8.4 million on the convertible senior subordinated notes compared to a non-cash loss of $4.4 million in the second quarter of 2014. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations.

The Company reported $8.3 million in interest and financing expense during the second quarter of 2015 as compared with $1.5 million in the second quarter of 2014. For the three months ended June 30, 2015, interest and financing expense included two non-recurring non-cash finance expenses totalling $5.5 million – the write-off of deferred financing fees relating to the Old RCF of $3.0 million and finance fees relating to the novation of gold forward contracts of $2.5 million. In addition, upon commencement of commercial production at the Otjikoto Mine, the Company ceased capitalizing interest on attributable borrowings resulting in $nil of interest costs being capitalized in the second quarter of 2015 (Q2 2014 - $0.5 million). Effective July 1, 2015, the Fekola Project is considered to be a qualifying asset and interest will start being capitalized on attributable borrowings. The remaining increase in interest expense was due to increased debt levels in the period, relating mainly to the revolving corporate credit facility and equipment loans. Interest expense relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations.

For the three months ended June 30, 2015, the Company recorded $5.7 million of unrealized losses on derivative instruments compared to an unrealized gain on derivative instruments of $1.0 million for the three months ended June 30, 2014. Upon entering into the New RCF, the Company transferred its existing gold forward contracts from the Old RCF lenders to the New RCF lenders. This novation of gold forward contracts led to them no longer being considered executory contracts and therefore are now included in the scope of IAS 39 with the result being that unrealized changes in fair value of the contracts must now be recorded in the statement of operations each reporting period. Consequently, on the date of novation, $11.5 million relating to the fair value of the old contracts at the time of novation was treated as an unrealized loss on derivative instruments and $2.5 million, relating to the cost of the novation, was treated as a financing charge as discussed above. Between the date of novation and June 30, 2015, an unrealized gain on derivative instruments of $3.7 million was recorded in the statement of operations relating to these contracts. In addition at June 30, 2015, an unrealized gain of $2.0 million on the Company’s forward fuel price contracts was recorded.

The Company also reported $0.5 million in write-downs of its available-for-sale investments in the second quarter of 2015 compared to $2.7 million in the second quarter of 2014 due to continued decline in the market values of the underlying securities.

The Company recorded a net current income tax expense of $1.7 million in the second quarter of 2015 compared to $5.9 million in the second quarter of 2014. The decrease in the current income tax expense is the result of a number of factors including lower gold revenues at La Libertad in the second quarter of 2015.

For the second quarter of 2015, the Company generated a net loss of $22.8 million ($0.02 per share) compared to net loss of $11.5 million ($0.02 per share) in the comparable period of 2014. Adjusted net loss (refer to “Non-IFRS Measures”) was $1.4 million ($0.00 per share) compared to an adjusted net income of $2.1 million ($0.00 per share) in the second quarter of 2014. Adjusted net loss in the second quarter of 2015 primarily excluded a non-cash mark-to-market loss of $8.4 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, share-based payments of $3.6 million, unrealized losses on derivative instruments of $5.7 million and non-recurring non-cash interest and financing expenses of $5.5 million.

Cash flow from operating activities was $34.3 million ($0.04 per share) in the second quarter of 2015 compared to $24.0 million ($0.04 per share) in the second quarter of 2014. The increase in cash flow from operating activities of $10.3 million during the three months ended June 30, 2015 compared to the same period in 2014 is the result of higher sales volume in the second quarter of 2015, reflecting the continued strong performance of the Company’s operating mines, including the first full quarter of commercial production at the Otjikoto Mine. The higher sales volume was partially offset by lower realized gold prices in the second quarter of 2015.

As at June 30, 2015, the Company remained in a strong financial position with working capital of $136.8 million including unrestricted cash and cash equivalents of $109.7 million. In addition, the Company has $200 million of undrawn capacity on its New RCF.

Year-to-date results

Revenue

Gold revenue for the six months ended June 30, 2015 was $275.4 million (or a half-year record of $298.5 million including $23.1 million of pre-commercial sales from Otjikoto) on record sales of 229,222 ounces (or 247,688 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,201 per ounce compared to $249.3 million on sales of 192,325 ounces at an average price of $1,296 per ounce in the six months ended June 30, 2014.

For the six months ended June 30, 2015, the Masbate Mine accounted for $109.6 million (2014 - $108.9 million) of gold revenue from the sale of 91,100 ounces (2014 – 84,400 ounces), the Libertad Mine accounted for $69.2 million (2014 - $102.6 million) of gold revenue from the sale of 57,390 ounces (2014 – 78,925 ounces) while $35.8 million (2014 - $37.8 million) was contributed by the Limon Mine from the sale of 29,800 ounces (2014 – 29,000 ounces). The Otjikoto Mine accounted for $60.7 million of gold revenue from the sale of 50,932 ounces from March 1, 2015 to June 30, 2015, subsequent to reaching commercial production on February 28, 2015. Total Otjikoto Mine sales for the six months ended June 30, 2015 were $83.8 million from the sale of 69,398 ounces including pre-commercial production revenues of $23.1 million. For accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production have been credited to Otjikoto’s mineral property development costs.

Production and operating costs

Consolidated gold production for the six months ended June 30, 2015 was a record 237,425 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 30% over the same period in 2014 and 4,191 ounces greater than budget. As previously reported, 2015 consolidated gold production is anticipated to be weighted to the second-half of the year, due to a number of factors including the continued ramp-up of gold production at the Otjikoto Mine, and higher budgeted grades at all operations in the second half of the year. The Company is on track to meet its 2015 annual production guidance.

In the first half of 2015, consolidated cash operating costs were $688 per ounce, $62 per ounce or 8% below budget and $13 per ounce or 2% higher than the first half of 2014. The favourable variances against budget reflect the continued ramp up of the low-cost Otjikoto Mine, including the benefit of a weakening Namibian/USD exchange rate, lower fuel and energy costs across all operations, other consumables cost savings and higher than budgeted throughput and recoveries at the Masbate Mine. These were partially offset by higher cash operating costs at the Libertad Mine due to lower than budgeted production in the first half of 2015. Consolidated cash operating costs in the first half of 2015 were marginally higher than the first half of 2014 due to lower production from the Libertad mine in 2015 as a result of expected lower mined grades, offset by the impact of lower operating costs at the Otjikoto Mine in 2015. Refer to “Review of mining operations and development projects” for mine specific details. All-in sustaining cash costs for the six months ended June 30, 2015 were $1,072 per ounce compared to $1,205 per ounce for the comparable period of 2014.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $67.8 million for the six months ended June 30, 2015 compared to $53.7 million in the same period in 2014. The increase in depreciation expense was mainly due to a 19% increase in the gold ounces sold. Additionally, the depreciation charge increased to $296 per ounce of gold sold in the first half of 2015 from $279 per ounce of gold sold in the first half of 2014. The increase was mainly a result of a decrease in the depreciation base resulting from changes in the Company’s reserves and resources over the prior year.

Other

For the six months ended June 30, 2015, G&A decreased $0.4 million to $20.1 million. The decrease primarily relates to a general reduction in Canadian head office costs of $1.5 million, a $1.8 million reduction in management bonuses in 2015, partially offset by $1.8 million of Windhoek office G&A following the commencement of commercial production at the Otjikoto Mine on March 1, 2015.

Share-based payment expense for the first half of 2015 decreased $1.6 million to $9.1 million as a result of the timing and volume of issuances of stock options, RSUs and incentive trust shares. In the first half of 2014, 750,000 shares were issued from the incentive trust resulting in a share-based payment expense of $2.7 million. No incentive shares were issued in the first half of 2015.

The Company’s results for the first half of 2015 included a non-cash loss of $6.7 million on the convertible senior subordinated notes compared to a non-cash loss of $42.7 million in the comparable period of 2014. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. The Company’s results for the six months ended June 30, 2015 also included a gain of $2.2 million resulting from the sale of the Bellavista property in January 2015 for consideration of $1 million in cash and a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project valued at $nil.

The Company reported $10.0 million (net of capitalized interest) in interest and financing expense during the six months ended June 30, 2015 as compared with $2.7 million in the comparable period of 2014. For the six months ended June 30, 2015, interest and financing expense included two non-recurring non-cash finance expenses totalling $5.5 million as discussed above. The remaining increase in interest expense was due to increased debt levels in the period, relating mainly to the revolving corporate credit facility and equipment loans.

For the six months ended June 30, 2015, the Company recorded $5.8 million of unrealized losses on derivative instruments compared to an unrealized gain on derivative instruments of $0.9 million for the comparable period of 2014. Upon entering into the New RCF, the Company transferred its existing gold forward contracts from the Old RCF lenders to the New RCF lenders. This novation of gold forward contracts led to them no longer being considered executory contracts and therefore are now included in the scope of IAS 39 with the result being that unrealized changes in fair value of the contracts must now be recorded in the statement of operations each reporting period. Consequently, on the date of novation, $11.5 million relating to the fair value of the old contracts at the time of novation was treated as an unrealized loss on derivative instruments and $2.5 million, relating to the cost of the novation, was treated as a financing charge as discussed above. Between the date of novation and June 30, 2015, an unrealized gain on derivative instruments of $3.7 million was recorded in the statement of operations relating to these contracts. In addition at June 30, 2015, an unrealized gain of $2.0 million on the Company’s forward fuel price contracts was recorded.

For the six months ended June 30, 2015, the Company reported $1.9 million in write-downs of its available-for-sale investments compared to $3.0 million in the comparable period of 2014 due to continued decline in the market values of the underlying securities.

The Company recorded a net current income tax recovery of $0.6 million in the first half of 2015 compared to a charge of $15.4 million in the first half of 2014. The net recovery amount is a result of a number of factors including lower gold revenues at La Libertad in the first half of 2015 and a reversal of tax provisions previously accrued for tax assessments, which were settled in the first half of 2015.

For the six months ended June 30, 2015, the Company generated a net loss of $16.4 million ($0.02 per share) compared to net loss of $35.5 million ($0.05 per share) in the comparable period of 2014. Adjusted net income (refer to “Non-IFRS Measures”) for the first half of 2015 was $9.5 million ($0.01 per share) compared to $19.3 million ($0.03 per share) in the first half of 2014. Adjusted net income in the first half of 2015 primarily excluded a non-cash mark-to-market loss of $6.7 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, share-based payments of $9.1 million, unrealized losses on derivative instruments of $5.8 million, non-recurring non-cash interest and financing expenses of $5.5 million and the gain on sale of the Bellavista property of $2.2 million.

Cash flow from operating activities was $93.0 million ($0.10 per share) in the first half of 2015 compared to $42.4 million ($0.06 per share) in the first half of 2014 resulting from a positive working capital change of $38.2 million and a decrease in new long-term value added tax receivables of $4.3 million. The main changes in working capital related to value-added and other tax receivables and inventories. In the first half of 2014, cashflows were negatively impacted by $11.7 million relating to the timing of Otjikoto Mine construction VAT recoveries. This was not repeated in the first half of 2015. The six months ended June 30, 2015 also benefitted from the drawdown of the ore stockpile at the Masbate Mine in the amount of $7.6 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

Masbate Mine – Philippines

	Three months ended June 30 (unaudited)		Six months ended June 30 (unaudited)
	2015	2014	2015	2014
Gold revenue ($ in thousands)	41,180	48,221	109,628	108,928
Gold sold (ounces)	34,600	37,600	91,100	84,400
Average realized gold price ($/ ounce)	1,190	1,282	1,203	1,291
Tonnes of ore milled	1,768,928	1,222,014	3,525,162	2,820,104
Grade (grams/ tonne)	0.96	1.14	1.00	1.07
Recovery (%)	75.8	82.6	77.2	81.6
Gold production (ounces)	41,236	36,901	87,477	79,477
Cash operating costs(1) ($/ ounce gold)	782	844	725	779
Total cash costs(1) ($/ ounce gold)	844	896	786	830
Capital expenditures ($ in thousands)	11,940	16,404	16,066	25,935
Exploration ($ in thousands)	1,179	776	2,382	2,435

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

The Masbate Mine produced 41,236 ounces of gold in the second quarter of 2015, approximately 8% above budget and 12% higher compared to the second quarter of 2014. Gold production in the prior-year quarter had been impacted by the change-out of the old Masbate SAG mill with a new SAG mill during the month of June 2014. Gold production exceeded budget mainly due to better than expected mill throughput (1,768,928 tonnes compared to budget of 1,641,150 tonnes) and mill recoveries (75.8% compared to budget of 72.6%). The favourable variance for gold recoveries arose from higher than budgeted oxide ore being processed from the Colorado Pit and improvements in mill processing related to the installation of a lead nitrate dosing system. For the second quarter of 2015, 62% of the feed for the plant was oxide ore and 38% was a mix of transitional and fresh ore as compared to a budget of 43% oxide ore. The oxide source was from the Colorado Pit. The transitional and fresh material was sourced from the Main Vein and Panique pits. Both material types were supplemented by stockpile sources.

Masbate’s cash operating costs in the second quarter of 2015 were $782 per ounce, $218 per ounce lower than budget and $62 per ounce lower than in the prior-year quarter. Cash operating cash costs per ounce in the second quarter of 2015 benefitted from higher recoveries, lower fuel and energy costs and reduced small fleet use in constricted areas of the Colorado and Panique pits. Heavy fuel oil purchases were $0.37 per litre compared to a budget of $0.49 per litre, resulting in power costs of $0.13 per kWh versus a budget of $0.16 per kWh. Diesel costs were $0.54 per litre compared to a budget of $0.66 per litre for the quarter.

Gold production at Masbate for the six months ended June 30, 2015 was 87,477 ounces, 2% above budget and 10% higher than in the six months ended June 30, 2014. Gold production for the six months ended June 30, 2015 increased over the prior year due to higher mill throughput (3,525,162 tonnes in 2015 compared to 2,820,104 tonnes in 2014) partially offset by lower grade and recoveries. In addition, gold production in the first six months of 2014 had been negatively impacted by the change-out of the old Masbate SAG mill with a new SAG mill during the month of June 2014.

Masbate’s cash operating costs for the six months ended June 30, 2015 were $725 per ounce, a reduction of $54 per ounce from the prior year and $132 per ounce under budget. Cost improvements for the six month period were driven by higher than budgeted throughput and reductions in fuel and energy costs.

Capital expenditures in the second quarter of 2015 totalled $11.9 million which consisted mainly of prestripping ($3.7 million), mine infrastructure projects ($2.4 million), mine equipment ($2.3 million), land purchases ($0.7 million), plant initiatives such as the installation of a lead nitrate dosing system and goldroom modifications ($0.5 million) and tailings line upgrades ($0.4 million). Year-to-date capital expenditures totalled $16.1 million, consisting mainly of prestripping ($4.4 million), mine equipment ($2.6 million), mine infrastructure projects such as accessing, dump and stockpile development ($2.5 million), land purchases ($1.5 million), process plant initiatives ($1.1 million) and tailings line upgrades ($0.4 million).

The Company has reviewed expansion case options for the process plant. Metallurgical results indicate that project economics are improved with a coarser grind size if leach retention time is in excess of 24 hours, and that modifications must be made to the plant to ensure that process throughput remains at 6.5 million tonnes per year as the ore feed becomes harder with a lower percentage of oxide ore. The expansion case may be revisited in the future should economic conditions change, to move to finer grind sizing or to add additional plant capacity.

The Company had budgeted $10 million to install additional process tanks in 2015 to increase leach retention time. This project, originally scheduled for the third quarter 2015, was delayed to ensure that the specifications for tanks and agitators matched the designs for plant optimization. The tanks will be operational in the second quarter of 2016. The remaining work to ensure that plant capacity remains at 6.5 million tonnes per annum in the coming years will be done in 2016, at an anticipated additional cost of $16 million.

In the first quarter of 2015, the extension of Masbate’s income tax holiday was approved for an additional year to June 2016. The Company is in the process of applying for one additional year’s extension to June 30, 2017.

The Masbate Mine is projected to produce between 170,000 to 180,000 ounces of gold in 2015 at a cash operating cost of approximately $740 to $775 per ounce.

Otjikoto Mine - Namibia

	One month ended March 31, 2015 (Post- Commercial Production) (unaudited)	Three months ended March 31, 2015 (unaudited)	Three months ended June 30, 2015 (unaudited)	Four months ended June 30, 2015 (Post- Commercial Production) (unaudited)	Six months ended June 30, 2015 (unaudited)
Gold revenue ($ in thousands)	16,187	39,281	44,559	60,746	83,840

Gold sold (ounces)	13,683	32,149	37,249	50,932	69,398

Average realized gold price ($/ ounce)	1,183	1,222	1,196	1,193	1,208

Tonnes of ore milled	237,712	656,538	711,462	949,174	1,368,000

Grade (grams/ tonne)	1.65	1.53	1.63	1.64	1.58

Recovery (%)	98.6	97.2	98.7	98.7	98.0

Gold production (ounces)	12,319	31,134	36,963	49,282	68,097

Cash operating costs(1) ($/ ounce)	477	N/A	485	483	N/A

Total cash costs(1) ($/ ounce)	515	N/A	522	520	N/A

Capital expenditures(2) ($ in thousands)	N/A	13,526	6,007	N/A	19,533

Exploration(2) ($ in thousands)	N/A	802	1,166	N/A	1,968

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)	Capital expenditures and exploration are presented on a quarterly basis only.

In the second quarter of 2015, the first full quarter subsequent to achieving commercial production, Otjikoto produced 36,963 ounces of gold compared to its budget of 35,106 ounces and 31,134 ounces (including 18,815 ounces of pre-commercial production) in the first quarter of 2015. Based on the performance of the mill, and the fact that the Company met commercial production criteria of 30 consecutive days of mill throughput at 65% of nameplate capacity by February 28, 2015, the Otjikoto Gold Project declared commercial production as of that date.

Higher than budgeted gold production for the second quarter of 2015 was mainly the result of better than expected mill throughput (711,462 tonnes processed versus 624,112 tonnes budgeted) and mill recoveries (98.7% versus 95.6% budgeted). During the second quarter, the average daily mill throughput was approximately 7,900 tonnes of ore per day exceeding the design capacity of approximately 6,800 tonnes of ore per day. The average gold grade processed was 1.63 grams per tonne (“g/t”) compared to budget of 1.83 g/t. The processed gold grade continues to increase towards budget as the mine optimizes mining grade control to reduce ore loss and dilution and continues to fine-tune the new on-site assay lab. This improvement is expected to continue as the mine gets below the complex upper oxide portion of the orebody and reaches primary ore.

During the first-half of 2015, Otjikoto produced 68,097 ounces of gold (including 18,815 ounces of pre-commercial production) compared to budget of 64,201 ounces.

Otjikoto’s cash operating cost for the second quarter of 2015 was $485 per ounce which was $29 per ounce lower than budget. The reduction in costs per ounce was mainly attributable to higher gold production than budgeted, lower fuel prices and a weaker Namibian dollar/US dollar foreign exchange rate. Mining and processing costs were positively impacted by diesel and gasoline prices which were 10% lower than budget and HFO prices which were 16% lower than budget. For the three months ended June 30, 2015, reported cash operating costs in US dollars were also positively impacted by a 10% weaker Namibian dollar/US dollar foreign exchange rate than budgeted. These were partially offset by higher mining costs which were impacted by the procurement of mining equipment spares not being evenly spread throughout the year. Otjikoto’s cash operating cost for the four months ended June 30, 2015 (commercial production was achieved February 28, 2015) was $483 per ounce which was $38 per ounce lower than budget.

Net capital expenditures in the second quarter of 2015 totalled $6.1 million and included expansion costs of $2.9 million and development costs of $3.2 million, including $1.6 million for deferred stripping. The Otjikoto Mine development costs included payments for the three months ended June 30, 2015 totalling $2.6 million for capital costs incurred and liabilities accrued in 2014. Net capital expenditures in the first half of 2015 totalled $19.6 million and included expansion costs of $8.8 million ($5.2 million for mobile equipment, $3.6 million for the plant), a net cash inflow of $7.1 million for pre-commercial sales proceeds offset by pre-commercial production costs (the pre-production revenue credited to Otjikoto’s mineral property development costs was $23.1 million from the sale of 18,466 ounces) and development costs of $17.9 million. The Otjikoto Mine development costs included payments for the six months ended June 30, 2015 totalling $11.7 million for capital costs incurred and liabilities accrued in 2014.

Expansion of the Otjikoto mill capacity from 2.5 million tonnes per year to 3.0 million tonnes per year continues on schedule and is expected to be completed by the end of September 2015. The planned two additional leach tanks have now been erected. Additionally, the pebble crusher and other mechanical equipment have arrived and have been installed. The remaining work includes some piping and electrical work to tie the circuit into existing facility.

For 2015, the Otjikoto Gold Mine in Namibia is expected to produce between 140,000 to 150,000 ounces of gold (including pre-commercial production) at a cash operating cost in the $500 to $525 per ounce range. All ore in 2015 will come from the existing Otjikoto pit. Once the planned mill expansion is completed in the third quarter of 2015, the Company expects that annual gold production from the main Otjikoto pit will increase significantly to approximately 200,000 ounces in 2016 and 2017. Otjikoto’s gold production will also be enhanced by development of the Wolfshag zone, adjacent to the main Otjikoto pit. The Company expects to complete an updated mine plan by the end of 2015 which will incorporate open pit and underground mining from Wolfshag into the Otjikoto Mine Plan.

La Libertad Mine - Nicaragua

	Three months ended June 30 (unaudited)		Six months ended June 30 (unaudited)
	2015	2014	2015	2014

Gold revenue ($ in thousands)	31,703	52,602	69,238	102,599

Gold sold (ounces)	26,574	40,730	57,390	78,925

Average realized gold price ($/ ounce)	1,193	1,291	1,206	1,300

Tonnes of ore milled	573,807	549,270	1,141,813	1,095,584

Grade (grams/ tonne)	1.60	2.26	1.53	2.31

Recovery (%)	94.5	94.7	94.2	94.0

Gold production (ounces)	27,681	37,681	53,007	76,277

Cash operating costs(1) ($/ ounce gold)	813	553	826	547

Total cash costs(1) ($/ ounce gold)	839	580	853	574

Capital expenditures ($ in thousands)	5,343	10,544	11,482	18,319

Exploration ($ in thousands)	1,146	1,108	2,195	2,274

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

In the second quarter of 2015, La Libertad Mine produced 27,681 ounces of gold compared to budget of 29,085 ounces. Gold production in the quarter was affected by short-term operating delays at the new higher grade Los Angeles and Jabali Antenna pits. As a result, head grades were lower than anticipated (1.60 g/t compared to budget of 1.73 g/t). Production at the new Los Angeles Pit commenced in June 2015, one month later than anticipated. The Jabali Antenna Pit is now anticipated to enter the production stream later in 2015, upon completion of permitting and resettlement activities. As expected, gold production in the second quarter of 2015 was lower compared to 37,681 ounces produced in the second quarter of 2014, as the prior-year quarter had benefited from higher grade ore being processed from the Crimea and Santa Maria pits which are no longer active. The plant continues to operate well processing 573,807 tonnes (Q2 2014 – 549,270 tonnes) in the quarter with gold recoveries averaging 94.5% (Q2 2014 – 94.7%). Gold production in 2015 from La Libertad is expected to be weighted to the second-half of the year, as the higher grade ore from the new Los Angeles and Jabali Antenna pits is mined and processed.

For the six months ended June 30, 2015, La Libertad produced 53,007 ounces of gold (2014 – 76,277 ounces), slightly below budget of 53,903 ounces. The lower production compared to the prior year is mainly driven by the factors impacting production in the second quarter as documented above.

La Libertad’s cash operating costs in the second quarter of 2015 were $813 per ounce, $260 per ounce higher than in the second quarter 2014 due principally to lower gold production related to mine grade. Tonnes processed during the second quarter of 2015 were 4% higher than the second quarter of 2014, but the average grade was 29% lower, resulting in lower production and higher per ounce cash operating costs. Cash operating costs were $70 per ounce higher than budget as a result of stockpile drawdowns and lower gold production which was grade related. For the first half of 2015, La Libertad’s cash operating costs were $826 per ounce, $279 per ounce higher than the first half of 2014 and $39 above budget. The increase over prior year actuals was driven by lower mine grades with the higher grade Crimea and Santa Maria pits having been mined out in 2014 and additional waste movement in 2015. The higher than budgeted per ounce cash operating costs was mainly grade related as La Libertad moves to new pit areas.

Capital expenditures in the second quarter of 2015 totalled $5.3 million which consisted mainly of tailing storage facility design and construction ($3.7 million), mine projects and improvements ($0.5 million), prestripping ($0.6 million), resettlement work ($0.3 million), and process plant equipment and improvements ($0.2 million). Year-to-date capital expenditures totalled $11.5 million, consisting mainly of tailings storage facility design and construction ($6.3 million), prestripping ($1.5 million), mine projects and improvements ($1.3 million), resettlement work ($0.4 million), and process plant equipment and improvements ($1.1 million).

For the full-year 2015, gold production at La Libertad is now projected to be near the low end of its full-year guidance range of approximately 135,000 to 145,000 ounces of gold at a cash operating cost of approximately $605 to $635 per ounce.

Limon Mine – Nicaragua

	Three months ended June 30 (unaudited)		Six months ended June 30 (unaudited)
	2015	2014	2015	2014

Gold revenue ($ in thousands)	19,064	19,435	35,787	37,751

Gold sold (ounces)	16,000	15,000	29,800	29,000

Average realized gold price ($/ ounce)	1,192	1,296	1,201	1,302

Tonnes of ore milled	125,079	121,119	247,757	237,131

Grade (grams/ tonne)	4.13	3.11	3.84	3.77

Recovery (%)	94.4	91.4	94.3	91.2

Gold production (ounces)	15,686	11,122	28,844	26,253

Cash operating costs(1) ($/ ounce)	615	872	671	729

Total cash costs(1) ($/ ounce)	685	966	746	812

Capital expenditures ($ in thousands)	5,807	5,346	11,204	10,186

Exploration ($ in thousands)	1,091	1,161	1,938	2,140

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

The Limon Mine produced 15,686 ounces of gold in the second quarter of 2015, slightly above budget and 41% higher than in the same quarter last year. Gold production in the prior-year quarter had been affected by installation delays for a dewatering system at Santa Pancha 1 which impeded access to higher grade zones. The installation was successfully completed in early November 2014 and access to the higher grade stopes at Santa Pancha 1 commenced in December 2014. The process plant performed well in the second quarter of 2015 with mill throughput of 125,079 tonnes (Q2 2014 – 121,119 tonnes) and mill recoveries averaging 94.4% (Q2 2014 – 91.4%). The mill performance reflects ongoing improvements in downstream tank circuitry and cyclone improvements. The average gold grade processed was 4.13 g/t (Q2 2014 – 3.11 g/t). For the first-half of 2015, the Limon Mine produced 28,844 ounces of gold compared to 26,253 ounces in the first six months of 2014 and budget of 29,580 ounces.

Limon’s cash operating costs in the second quarter of 2015 were $615 per ounce, $49 per ounce lower than budget and $257 per ounce lower than in the prior-year quarter. Cash operating costs per ounce were lower than budget due to lower mining costs at Santa Pancha and lower processing costs across a number of areas, including lower power costs, lower liner costs, reduced consumable costs for leaching and lower general and administration costs. Second quarter 2015 cash operating costs were lower than the prior-year quarter primarily due to higher gold production in the second quarter of 2015 as discussed above. Cash operating costs were $671 per ounce for the first half of 2015, approximately $65 per ounce below budget and $58 lower than the first half of 2014.

Capital expenditures in the second quarter of 2015 totalled $5.8 million which consisted mainly of tailings dam expansion ($3.2 million), underground deferred development ($1.3 million), mine equipment and projects, ($0.6 million) and process plant equipment and improvements ($0.4 million). Year-to-date capital expenditures totalled $11.2 million, consisting mainly of tailings dam expansion ($5.5 million), underground deferred development ($2.5 million), mine equipment and projects ($2.3 million, mostly large underground equipment) and process plant equipment and improvements ($0.5 million).

The Limon Mine is projected to produce approximately 55,000 to 65,000 ounces of gold in 2015 at a cash operating cost of approximately $680 to $710 per ounce.

Fekola Project - Mali

On June 11, 2015, the Company announced the results of an optimized Feasibility Study for the Fekola Project in Mali which indicated robust economics. Highlights of the optimized Feasibility Study include:

•	An open pit gold mine with an initial production life of mine (“LOM”) of 12.5 years based on the probable mineral reserves;

•	Average annual gold production for years one through seven of 350,000 ounces per year at a $418 operating cash cost per ounce;

•	Average annual LOM gold production of 276,000 ounces per year at an operating cash cost of $552 per ounce;

•	New open pit probable mineral reserves of 49.2 million tonnes at a grade of 2.35 g/t gold containing 3.72 million ounces of gold at a stripping ratio of 4.5:1;

•	Average LOM gold recovery of 92.8% resulting in a total of 3.45 million ounces produced over the 12.5 year LOM;

•	Estimated pre-production capital cost of $395 million plus $67 million of equipment financing. This does not include approximately $37.9 million of early works, completed by the end of June 2015;

•

At an indicated gold price of $1,300 per ounce (the base case gold price used in the Feasibility Study), cumulative LOM pre-tax net cash-flow of $1.66 billion. At a gold price of $1,200 and $1,100 per ounce (the sensitivity analysis indicated), cumulative LOM pre-tax net cash flow of $1.34 billion and $1.02 billion, respectively; and,

•

At an indicated gold price of $1,300 per ounce (the base case gold price used in the Feasibility Study), a net present value (at a 5% discount rate) of $1.01 billion and pre-tax internal rate of return of 35%. At a gold price of $1,200 and $1,100 per ounce (the sensitivity analysis indicated), a net present value (at a 5% discount rate) of $0.80 billion and $0.58 billion, respectively, and pre-tax internal rate of return of 30% and 25%, respectively.

For additional details regarding the Feasibility Study, please refer to the Company’s press release dated June 11, 2015 or the technical report in respect of the Feasibility Study which was filed on July 24, 2015, each of which may be found under B2Gold’s corporate profile on SEDAR at www.sedar.com.

Initial construction activities at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works included the assessment of construction equipment needs, purchasing and mobilization of required equipment and materials, hiring of local contractors and mobilization of key personnel. Early works construction included:

•	improving the existing access road between Kenieba and the site (complete);

•	construction of a new site access road (materially complete);

•	construction of an on-site airstrip designed to allow personnel to fly directly in and out of the site (30% complete);

•	commencement of construction of the camp pad and commencement of excavations within the mill footprint; and

•	excavation and stockpiling of sand and gravel from the local river for construction purposes.

All critical tasks have been completed to allow the Company to continue with the development of the project through the 2015 rainy season which runs from late June through September. Additionally, a permanent camp has been ordered and is scheduled to arrive in Mali in October 2015. The construction schedule in the optimized Feasibility Study plans for gold production to commence at the end of the fourth quarter of 2017.

The initial 2015 budget for Fekola was $38 million for the early earthworks and feasibility study costs and $4 million for the feasibility study costs. Upon completion of the feasibility study, the 2015 Fekola construction budget was increased by $62 million from $38 million to $100 million, which is expected to cover the purchase of additional plant and equipment, order of long-lead items and ongoing site development. The $62 million uplift is the 2015 portion of the total expected feasibility construction costs of $395 million discussed above.

The 2015 exploration program in Mali will include 19,300 meters of drilling at Fekola and targets around Fekola. In addition, other properties included in the Papillon acquisition will also be evaluated. The total exploration budget for 2015 is $5.6 million.

In January 2015, the Company purchased the remaining 10% interest in Songhoi Resources SARL owned by a Malian company. The purchase price consisted of $21.2 million in cash and common shares and the grant of a 1.65% net smelter royalty (“NSR”) on the Fekola Project after deducting costs for smelting, refining and government fees. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6 million common shares were paid/issued on closing (paid), (2) $2 million cash and $4 million payable in cash or common shares at the holder’s option on the first anniversary of the agreement date (January 18, 2015) and (3) $1.5 million cash and $2 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project.

The Company is in the process of creating a wholly-owned subsidiary company in Mali (the “Exploitation Company”). In conjunction with the negotiation of a related shareholder’s agreement, the mining license currently held in Songhoi will be transferred to this company and the Government of Mali will take a free carried 10% equity interest in the Exploitation Company. The Malian Mining Code also allows the Government of Mali to purchase (at market terms) an additional 10% interest in the Exploitation Company. The Government of Mali has expressed an interest in acquiring an additional 10% interest and negotiations are on-going. If the Government of Mali is successful, and as anticipated, the final ownership of the Exploitation Company will be 80% by the Company and 20% by the Government of Mali. The Company has also begun the process of negotiating a new Mining Convention with the Government of Mali which will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project. Creation of the Exploitation Company and negotiation of the Mining Convention are expected to be completed in the fourth quarter of 2015.

In 2005 Papillon, which was subsequently acquired by the Company, entered into an exclusive joint agreement with a local Malian company whereby Papillon agreed to pay the local Malian company 1% of any dividend received from any joint exploitation company formed in Mali. On March 19, 2015, the Company and the local Malian company signed an agreement whereby the rights described above were terminated. As consideration for these rights, B2Gold shares were issued for a total value of $4 million and a cash payment of $4 million. The 1% dividend is equivalent to a non-controlling interest as it would give the local Malian company a participation in the net assets of any joint exploitation company. As a result, the $8 million consideration paid was recorded as a charge to retained deficit.

Kiaka Project – Burkina Faso

An environmental and social impact assessment (“ESIA”) was completed and submitted to the regulatory agencies in February 2014 and a permitting study to advance the Kiaka Project to an exploitation licence was completed and submitted to the Ministry of Mines and Energy in Burkina Faso in March 2014. The two permitting applications were based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that resulted in an improved ore to waste ratio. The Company completed the public consultation process and other requirements and formal approval of the ESIA was granted on April 15, 2015.

On July 15, 2015, the formal application for a mining license was submitted to the Ministry of Mines and Energy. Burkina Faso has adopted a new Mining Code which was published on July 16, 2015. The impact that this new Mining Code will have on Kiaka is currently under review.

A detailed metallurgical program has now been completed and this new information will become the basis for the feasibility update. The Company is currently evaluating its timeline for update of the feasibility study, based on current economic conditions.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2015 the Company had cash and cash equivalents of $109.7 million compared to cash and cash equivalents of $132.6 million at December 31, 2014. Working capital at June 30, 2015 was $136.8 million compared to working capital of $175.0 million at December 31, 2014.

Cash flow from operating activities was $34.3 million during the three months ended June 30, 2015 compared to $24.0 million during same period in 2014 resulting from higher sales volume in the second quarter of 2015, including sales from the Otjikoto Mine. The higher sales volume was partially offset by lower gold prices in the second quarter of 2015. For the six months ended June 30, 2015, cash flow from operating activities was $93.0 million compared to $42.4 million in the same period of 2014 resulting from sales volume increases in the second quarter of 2015, a positive working capital change of $38.2 million and a decrease in new long-term value added tax receivables of $4.3 million. The main changes in working capital related to value-added and other tax receivables and inventories. In the first half of 2014, cashflows were negatively impacted by $11.7 million relating to the timing of Otjikoto Mine construction VAT recoveries. This was not repeated in the first half of 2015. The six months ended June 30, 2015 also benefitted from the drawdown of the ore stockpile at the Masbate Mine in the amount of $7.6 million.

On May 20, 2015, the Company signed a credit agreement with a syndicate of international banks for a New RCF for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date.

The term for the New RCF is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that the Company’s convertible notes, initially due on October 1, 2018, remain outstanding or the maturity date of the convertible notes has not been extended to at least 90 days after May 20, 2019. The New RCF will bear interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925%.

The Company has provided security on the New RCF in the form of a general security agreement from the Company granting a security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the New RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at June 30, 2015, the Company was in compliance with these debt covenants.

On June 11, 2015, the Company drew down $150 million under the New RCF leaving an undrawn balance of $200 million at June 30, 2015. The amount drawn was used to repay the cumulative amount drawn under the Old RCF, including $25 million which the Company drew on the Old RCF in the second quarter of 2015. Further drawdowns on the New RCF will be utilized for general corporate purposes.

Transaction costs relating to the New RCF totalled $6.1 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the New RCF has been presented on the balance sheet net of the unamortized balance of transaction costs.

For the three and six months ended June 30, 2015, resource property expenditures totalled $59.8 million and $116.7 million, respectively with the most significant components being the Fekola Project with expenditures of $19.4 million and $37.9 million, respectively and the Otjikoto Mine with net capital expenditures of $6.0 million and $19.5 million, respectively. The Otjikoto’s Mine net capital expenditures included a pre-production revenue offset of $23.1 million. Commercial production was achieved ahead of schedule on February 28, 2015. The Otjikoto Mine development expenditures included payments for the six months ended June 30, 2015 totalling $11.7 million for capital costs incurred and liabilities recorded in 2014. At June 30, 2015, there were no accounts payable and accrued liabilities outstanding for Otjikoto capital costs incurred but not paid.

As at June 30, 2015, the Company had the following commitments, in addition to those disclosed elsewhere in the MD&A:

•	Payments of $34.2 million for Fekola project equipment and development costs to be incurred within the next 12 months.

•

Land payments of $3.3 million (the Company’s 49% share) with respect to the acquisition of land at the Gramalote project in Colombia. It is expected that $0.5 million will be paid in 2015 and the remaining $2.8 million in 2016.

In light of the recent downturn in the spot price of gold, the Company is undertaking a further detailed review of its existing projects to reduce costs. Initiatives being undertaken include, but are not limited to, preparation of alternate mine plans and sequencing using lower gold prices and higher cut-off grades, scale back of non-core development activity, rationalization of the Company’s cost base and tax structure and reduction in capital, exploration and general and administrative costs. Over the past couple of years, the Company has already taken steps to streamline its operations and will continue to do so. The core activities of the Company remain its current mining operations and the construction of its Fekola Project. The Company’s objective looking forward is to continue to optimize current mining operations, complete construction of the Fekola Mine and maintain a strong cash balance.

Derivative financial instruments

The Company has a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between July 1, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

As at June 30, 2015, the Company’s gold collars had an estimated fair value of $0.4 million. The following is a summary, by maturity dates, of the Company’s gold collar contracts outstanding as at June 30, 2015:

	2015	2016	2017	2018	Total
Gold zero-cost collars:
- Floor amount (ounces)	5,100	10,200	10,200	1,400	26,900
- Average floor price	$1,000	$1,000	$1,000	$1,000	$1,000

- Ceiling amount (ounces)	9,150	18,300	18,300	2,100	47,850
- Average ceiling price	$1,721	$1,721	$1,721	$1,700	$1,721

In the fourth quarter of 2014 the Company entered into a series of forward contracts for the purchase of fuel oil, gas oil and diesel with settlements scheduled up to January 2017. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

As at June 30, 2015, the Company’s fuel forwards has an estimated fair value of $(1.1) million. At June 30, 2015, the Company had the following fuel forwards outstanding:

	2015	2016	2017	Total
Forward – fuel oil:
- Litres (thousands)	10,020	10,906	840	21,766
- Average strike price	$0.40	$0.38	$0.38	$0.39

Forward – gas oil:
- Litres (thousands)	4,380	4,735	364	9,479
- Average strike price	$0.54	$0.53	$0.53	$0.54

Forward – diesel:
- Litres (thousands)	4,285	4,403	335	9,023
- Average strike price	$0.50	$0.53	$0.53	$0.51

Gold commitments and gold forwards

Under the terms of the Old RCF, the Company was required to maintain gold forward contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. These contracts were excluded from the scope of IAS 39 and were accounted for as executory contracts because they were entered into and continued to be held for the purpose of delivery in accordance with the Company’s expected production schedule. Pursuant to this accounting treatment, no fair value gains and losses on these commodity contracts were recorded in the financial statements.

As at June 30, 2015, the following gold forward contracts with respect to the Otjikoto Project were outstanding and continue to be accounted for as executory contracts (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	4,500	9,000	9,000	7,500	30,000

- Average price per ounce (rand)	16,020	16,020	16,020	16,020	16,020

On June 11, 2015, in connection with the termination the Old RCF, the Company novated certain executory contracts required under the Old RCF to the counterparties of the New RCF. The novated contracts were repriced to include a $2.5 million finance charge which has been included in interest and financing expense on the statement of operations.

This novation of gold forward contracts led to them no longer being excluded from the scope of IAS 39 with the result being that unrealized changes in fair value of the contracts must now be realized in the statement of operations each reporting period. Consequently, on the date of novation, $11.5 million relating to the fair value of the old contracts at the time of novation was treated as an unrealized loss on derivative instruments and $2.5 million, relating to the cost of the novation, was treated as a financing charge as discussed above. Between the date of novation and June 30, 2015, an unrealized gain on derivative instruments of $3.7 million was recorded in the statement of operations relating to these contracts.

The Company also settled contracts for the sale of 29,900 ounces at an average exercise price of 15,895 rand per ounce with settlements scheduled between June 30, 2015 and December 31, 2018 for $1.6 million. This has been recorded as part of realized losses on derivative instruments in the statement of operations.

As at June 30, 2015, the following gold forward contracts with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	12,498	33,186	35,916	35,916	117,516

- Average price per ounce (rand)	14,819	15,002	15,044	15,044	15,008

The unrealized fair value of these contracts at June 30, 2015 was $(10.4) million.

Operating activities

Cash flow from operating activities was $34.3 million ($0.04 per share) in the second quarter of 2015 compared to $24.0 million ($0.04 per share) in the second quarter of 2014. The increase in cash flow from operating activities of $10.3 million during the three months ended June 30, 2015 compared to the same period in 2014 is the result of higher sales volume in the second quarter of 2015 reflecting the continued strong performance of the Company’s operating mines, including the first full quarter of commercial production at the Otjikoto Mine. The higher sales volume was partially offset by lower realized gold prices in the second quarter of 2015.

Cash flow from operating activities was $93.0 million ($0.10 per share) in the first half of 2015 compared to $42.4 million ($0.06 per share) in the first half of 2014 resulting from a positive working capital change of $38.2 million and a decrease in new long-term value added tax receivables of $4.3 million. The main changes in working capital related to value-added and other tax receivables and inventories. In the first half of 2014, cashflows were negatively impacted by $11.7 million relating to the timing of Otjikoto construction VAT recoveries. This was not repeated in the first half of 2015. The six months ended June 30, 2015 benefitted from the drawdown of the ore stockpile at the Masbate Mine in the amount of $7.6 million.

Financing activities

The Company’s net cash from financing activities for the three and six months ended June 30, 2015 was $11.2 million and $11.6 million, respectively.

The Company made the following facility drawdowns, net of transaction costs during the three months ended June 30, 2015: Old RCF - $25 million and New RCF - $143.9 million. During the same period, the Company repaid the following facilities: Old RCF - $150 million and Otjikoto equipment loan facility - $1.7 million.

The Company made the following facility drawdowns, net of transaction costs during the six months ended June 30, 2015: Old RCF - $25 million, New RCF - $143.9 million and Otjikoto equipment loan facility - $3.4 million. During the same period, the Company repaid the following facilities: Old RCF - $150 million and Otjikoto equipment loan facility - $3.4 million.

During the three and six months ended June 30, 2015, the Company made interest and commitment fee payments of $5.6 million and $7.1 million, respectively.

Investing activities

During the three months ended June 30, 2015, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totalled $11.9 million (Q2 2014 - $16.4 million), the Libertad Mine (see “La Libertad Mine” section) totalled $5.3 million (Q2 2014 - $10.5 million), and the Limon Mine (see “Limon Mine” section) totalled $5.8 million (Q2 2014 - $5.3 million). The Otjikoto Mine capital expenditures were $6.0 million (Q2 2014 - $42.2 million). Capital expenditures at the Fekola Project for the second quarter of 2015 were $19.4 million and related to early road construction and site earthworks, including road construction and the acquisition of equipment.

Exploration

Resource property expenditures on exploration are disclosed in the table below.

	Three months ended June 30 (unaudited)		Six months ended June 30 (unaudited)
	2015	2014	2015	2014
	$ (000’s)	$ (000’s)	$ (000’s)	$ (000’s)
Masbate, exploration	1,179	776	2,382	2,435
Libertad Mine, exploration	1,146	1,108	2,195	2,274
Limon Mine, exploration	1,091	1,161	1,938	2,140
Otjikoto, exploration	1,166	1,679	1,968	2,760
Kiaka, exploration	1,561	1,672	2,210	3,557
Calibre joint operation (Primavera)	149	174	566	508
Pavon	299	1,134	684	1,735
Other	1,326	571	1,756	1,044

	7,917	8,275	13,699	16,453

Masbate Mine

The Masbate exploration budget for 2015 is approximately $5.4 million including 13,100 meters of drilling. The program is now focused in the Pajo area. B2Gold’s geological team believes there is good potential to increase the Masbate resources with additional exploration drilling.

La Libertad Mine

La Libertad exploration budget for 2015 is approximately $5 million for a total of 13,100 metres of planned diamond drilling. The program comprises largely brownfields (near mine) drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets to be developed. Regionally, the Libertad exploration program continues to generate targets within the mineral claim area. B2Gold’s exploration team believe there is potential to extend the mine life at Libertad with underground and small open pit targets.

Limon Mine

The Limon exploration budget for 2015 is approximately $4.2 million for a total of 9,400 metres of planned diamond drilling. The program largely comprises brownfields (near mine) drilling, including #8 shaft infill drilling, Veta Nueva area underground resource drilling and some blue-sky potential to the west of the property. Regionally, the exploration teams continue to follow up on extensions to the main vein systems and open pit potential up-dip of previously mined vein targets. Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine.

Otjikoto

On January 20, 2015, the Company announced updated mineral resource estimate for the Wolfshag zone. The updated inferred mineral resource contains 675,000 ounces of gold within 2.581 million tonnes grading 8.14 g/t gold utilizing a 3 g/t cut-off. This inferred resource is below a pit shell containing an additional 1.035 million tonnes at 2.81 g/t gold (93,000 ounces gold) in the indicated category. The Company expects to complete an updated mine plan by the end of 2015 which will incorporate open pit and underground mining from Wolfshag into the Otjikoto Mine Plan.

The 2015 exploration program around Otjikoto will include 18,700 meters in drilling to further test and infill the down plunge extension of the Wolfshag resource and to commence testing of the down plunge higher grade shoots at Otjikoto. The total exploration budget for 2015 is $5.7 million.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Note 5 of its audited consolidated financial statements as at December 31, 2014. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	Ore reserve and resource estimates;

•	Impairment of long-lived assets;

•	Uncertain tax positions.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Impairment of long-lived assets

Long-lived assets are tested for impairment if there is an indicator of impairment. Calculating the estimated fair values of cash generating units (“CGU”) for long-lived asset impairment tests requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Such changes could be material.

During the six months ended June 30, 2015, the market spot prices for gold declined; however, long term price did not differ significantly from the levels used in the most recent annual impairment tests. Management has concluded there are no impairment indicators at June 30, 2015. However, if the gold price continues to decline for an extended period of time, the Company may need to reassess its long-term gold price assumption. A significant decrease in the long-term gold price assumption would be an indicator of potential impairment for certain of the Company’s long-lived assets.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the three and six months ended June 30, 2015, the Company settled some of the assessments resulting in a reduction in the provision and an associated income tax recovery of $2 million. At June 30, 2015, the Company has a provision totalling $4 million outstanding (December 31, 2014 - $6 million) representing its best estimate of the outcome of current assessments. The Company is appealing the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s AIF which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2015, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

“Cash operating costs per gold ounce” and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but with no standard meaning under IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The table below shows a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs:

	Three months ended June 30 (unaudited)		Six months ended June 30 (unaudited)
	2015	2014	2015	2014
	$ (000’s)	$ (000’s)	$ (000’s)	$ (000’s)
Production costs per consolidated financial statements	76,096	65,929	153,919	128,234
Inventory sales adjustment	6,234	(4,245)	(3,525)	(5,450)

Cash operating costs	82,330	61,684	150,394	122,784
Royalties and production taxes per consolidated financial statements	5,761	3,976	10,756	8,286

Total cash costs	88,091	65,660	161,150	131,070

Gold production (in ounces)	121,566	85,704	218,610	182,007

Cash operating costs per ounce of gold production ($/ounce)	677	720	688	675

Total cash costs per ounce of gold production ($/ounce)	725	766	737	720

All-in Sustaining Costs per Gold Ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “All-in sustaining costs per gold ounce”, which has no standard meaning under IFRS. These standards became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, and reclamation liability accretion, all divided by the total gold ounces produced to arrive at a per ounce figure.

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended June 30 (unaudited)		Six months ended June 30 (unaudited)
	2015	2014	2015	2014
	$ (000’s)	$ (000’s)	$ (000’s)	$ (000’s)
Production costs per consolidated financial statements	76,096	65,929	153,919	128,234
Inventory sales adjustment	6,234	(4,245)	(3,525)	(5,450)

Cash operating costs	82,330	61,684	150,394	122,784

Royalties and production taxes per consolidated financial statements	5,761	3,976	10,756	8,286
Corporate administration	10,352	13,094	20,060	20,416
Share-based payments – RSUs(1)	914	5,189	3,073	6,432
Community relations	1,089	1,253	1,938	2,762
Reclamation liability accretion (2)	350	259	702	518
Realized losses on fuel derivative contracts	453	—	1,007	—
Sustaining capital expenditures(3)	22,591	31,245	37,904	52,090
Sustaining exploration(3)	4,582	2,514	8,483	6,030

Total all-in sustaining costs	128,422	119,214	234,317	219,318

Gold production (in ounces)	121,566	85,704	218,610	182,007

All-in sustaining cost per ounce of gold production ($/ounce)	1,056	1,391	1,072	1,205

(1)	Included as a component of Share-based payments on the statement of operations.
(2)	Excludes reclamation accretion relating to Farley Lake, Kiaka and Fekola.
(3)	Refer to Sustaining Capital Expenditures and Exploration reconciliation below.

The table below shows a reconciliation of the sustaining capital expenditures and exploration to operating mine expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended June 30 (unaudited)		Six months ended June 30 (unaudited)
	2015	2014	2015	2014
	$ (000’s)	$ (000’s)	$ (000’s)	$ (000’s)
Operating mine expenditures per statement of cash flows	29,097	32,294	58,285	54,440
Otjikoto mine construction, expansion and pre-production costs net of sales proceeds	(5,699)	—	(19,225)	—
Jabali underground development	(807)	—	(1,156)	—
Jabali antenna growth capital expenditure	—	(151)	—	(634)
Santa Pancha 2 growth capital expenditure	—	(898)	—	(1,716)

Sustaining Capital Expenditures	22,591	31,245	37,904	52,090

Operating mine exploration expenditures per statement of cash flows	4,582	3,045	8,483	6,849
Montana/Pajo growth exploration	—	(531)	—	(819)

Sustaining Exploration	4,582	2,514	8,483	6,030

Adjusted net income

Management believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business.

A reconciliation of net income to adjusted net income is set out in the table below:

	Three months ended June 30 (unaudited)		Six months ended June 30 (unaudited)
	2015	2014	2015	2014
	$ (000’s)	$ (000’s)	$ (000’s)	$ (000’s)
Net loss for the period	(22,784)	(11,529)	(16,443)	(35,507)
Adjustments:
Loss on fair value of convertible notes	8,364	4,408	6,671	42,695
Gain on sale of Bellavista property	—	—	(2,192)	—
Share-based payments	3,647	7,337	9,135	10,728
Write-down of long-term investments	517	2,745	1,855	3,007
Non-recurring non-cash interest and financing expense	5,521	—	5,521	—
Unrealized losses (gains) on derivative instruments	5,727	(1,035)	5,820	(947)
Deferred income tax (recovery)/expense	(2,383)	208	(850)	(670)

Adjusted net (loss) income	(1,391)	2,134	9,517	19,306

Basic weighted average number of common shares outstanding (in thousands)	923,035	674,877	920,022	673,381

Adjusted net earnings per share–basic ($/share)	(0.00)	0.00	0.01	0.03

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2015	2015(3)	2014	2014	2014	2014	2013	2013

Gold revenue ($ in thousands)	136,506	138,892	122,422	114,924	120,258	129,020	138,054	128,730

Gold sold (ounces)	114,423	114,799	102,612	91,282	93,330	98,995	106,185	93,429

Average realized gold price ($/ounce)	1,193	1,210	1,193	1,259	1,289	1,303	1,300	1,378
Gold produced (ounces)	121,566	97,044	111,804	90,192	85,704	96,303	105,577	98,992

Cash operating costs (1) ($/ounce gold)	677	701	646	732	720	634	638	653
Total cash costs (1) ($/ounce gold)	725	753	686	772	766	679	678	698

Net (loss) income for the period (2) ($ in thousands)	(22,784)	6,341	(356,750)	(274,128)	(11,529)	(23,978)	26,220	7,949

Earnings (loss) per share (2) – basic ($)	(0.02)	0.01	(0.39)	(0.39)	(0.02)	(0.04)	0.04	0.01
Earnings (loss) per share (2) – diluted ($)	(0.02)	0.00	(0.39)	(0.39)	(0.02)	(0.04)	0.02	0.00
Cash flows from operating activities ($ in thousands)	34,315	58,663	38,564	33,183	24,217	18,414	38,352	35,454

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)	Attributable to the shareholders of the Company.
(3)	Starting March 1, 2015, the table includes results from the Otjikoto Mine which reached commercial production February 28, 2015.

Quarterly gold revenue increased significantly in the first and second quarters of 2015 due to the start of commercial production at the Company’s new Otjikoto Mine which contributed to higher ounces sold. The Otjikoto Mine reached commercial production on February 28, 2015. The net loss recorded in the first quarter of 2014 primarily resulted from the loss on fair value of convertible notes of $38.3 million recorded during the quarter, while the net loss in the second quarter of 2014 primarily related to the loss on fair value of convertible notes of $4.4 million and a write-down of long-term investments of $2.7 million. The net loss in the third and fourth quarters of 2014 reflect the $298.4 million impairment charge relating to the Company’s goodwill and investment in Gramalote joint venture and a $436.0 million impairment charge, net of deferred income tax recoveries of $130.8 million, relating to the Masbate Mine’s long-lived assets, respectively.

OUTLOOK

With the successful transition from construction to commercial production at the Otjikoto Mine, the Company is projecting another record year of gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold, an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 and $660 per ounce and all-in sustaining costs are expected to be between $950 and $1,025 per ounce. The substantial increase in the Company’s consolidated gold production and reduction in consolidated cash operating costs per ounce reflect the positive impact of lower operating costs at the Company’s mines and new production from the Company’s low-cost Otjikoto Mine which reached commercial production on February 28, 2015.

With the commencement of production at Otjikoto and the robust Fekola Project on the horizon, the Company is on track to continue its strong production growth and low-cost gold production base. Based on current assumptions, B2Gold expects consolidated gold production to grow from 380,000 ounces in 2014 to well over 900,000 ounces in 2018. With Otjikoto’s low cash operating costs per ounce and Fekola’s projected low cash operating costs of $418 per ounce in its first seven years of production, the Company’s consolidated cash operating costs and all-in sustaining costs are expected to continue to significantly decrease.

In light of the recent downturn in the spot price of gold, the Company is undertaking a further detailed review of its existing projects to reduce costs. Initiatives being undertaken include, but are not limited to, preparation of alternate mine plans and sequencing using lower gold prices and higher cut-off grades, scale back of non-core development activity, rationalization of the Company’s cost base and tax structure and reduction in capital, exploration and general and administrative costs. Over the past couple of years, the Company has already taken steps to streamline its operations and will continue to do so. The core activities of the Company remain its current mining operations and the construction of its Fekola Project. The Company’s objective looking forward is to continue to optimize current mining operations, complete construction of the Fekola Mine and maintain a strong cash balance.

With the expansion at the Otjikoto Mine and the commencement of construction at Fekola, the Company remains committed to maintaining its strong growth pipeline, low cost structure and strong financial position. In addition, the Company will continue an aggressive exploration program focused primarily on brownfields exploration on the Company’s existing projects.

OUTSTANDING SHARE DATA

At August 11, 2015, 926,592,317 common shares were outstanding. In addition, there were approximately 61.4 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$13.67 per share and 1.6 million RSUs.

CAUTION ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance, production estimates, anticipated operating and production costs and revenue, estimates of capital expenditures; and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, including finalizing the Mining Convention and the ownership of the entity that will hold the Fekola project with the Government of Mali, the potential development and potential production from the Fekola Project and the anticipated arrival of the permanent camp there, completion of an updated mine plan for Otjikoto and updating the Kiaka feasibility study; the projections included in existing technical reports, economic assessments and feasibility studies, including the Fekola Feasibility Study; the potential for expansion of mineral resources and reserves, including at the Masbate project; the potential for expansion of production capacity, including the cost reduction and continued ramp up, improvements and expansion of gold production at the Otjikoto mine and development of the adjacent Wolfshag zone, potential expansion options for the Masbate project, production from the Jabali Antenna Pit and increased production at La Libertad, and the potential to extend the mine life of the La Libertad and Limon mines; projected capital investments and exploration; and the adequacy of capital, financing needs and the potential availability of and potential for receiving further commitments under the New RCF. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; litigation risk; changes in tax laws; and community support for operations; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

In addition, this Management’s Discussion and Analysis uses the terms “mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “indicated mineral resources” or “inferred mineral resources” in this Management’s Discussion and Analysis is economically or legally mineable. For the above reasons, information contained in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.